SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  18 October 2013

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 04 October 2013
99.2	Holding(s) in Company dated 07 October2013
99.3	Transaction in Own Shares dated 07 October 2013
99.4	Holding(s) in Company dated 08 October 2013
99.5	Transaction in Own Shares dated 09 October 2013
99.6	Transaction in Own Shares dated 10October 2013
99.7	Transaction in Own Shares dated 11 October 2013
99.8	Transaction in Own Shares dated 14 October 2013
99.9	Transaction in Own Shares dated 15 October 2013
99.10	Transaction in Own Shares dated 16 October 2013
99.11	Transaction in Own Shares dated 17 October 2013

Exhibit 99.1

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 04 October 2013 it acquired 67,000 of its own ordinary shares at an average price of 1801.5615 pence per ordinary share. The highest and lowest prices paid for these shares were 1807 pence per share and 1794 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 8,088,939 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 260,840,278.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.2

For filings with the FCA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	InterContinental Hotels Group PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	The Capital Group Companies, Inc.
4. Full name of shareholder(s) (if different from 3.):iv	See Schedule A
5. Date of the transaction and date on which the threshold is crossed or reached: v	3 October 2013
6. Date on which issuer notified:	7 October 2013
7. Threshold(s) that is/are crossed or reached: vi, vii	4%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary (GB00B85KYF37)	10,890,269	10,890,269			10,295,536		3.945%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights
n/a

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
n/a						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
10,295,536			3.945%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
See Schedule A

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	NICOLETTE HENFREY SVP, DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone number:	01895 512 000
As of 3 October 2013
Intercontinental Hotels Group plc

	Number of Shares	Percent of Outstanding

The Capital Group Companies, Inc. ("CG") holdings	10,295,536	3.945%
Holdings by CG Management Companies and Funds:
• Capital Research and Management Company	10,295,536	3.945%

Exhibit 99.3

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 07 October 2013 it acquired 77,123 of its own ordinary shares at an average price of 1792.3895 pence per ordinary share. The highest and lowest prices paid for these shares were 1799 pence per share and 1785 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 8,166,062 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 260,763,155.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.4

For filings with the FCA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	InterContinental Hotels Group PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	X
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached:v	4th October 2013
6. Date on which issuer notified:	7th October 2013
7. Threshold(s) that is/are crossed or reached: vi, vii	Holding has gone above 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB00B85KYF37	N/A	N/A	N/A	N/A	12,777,111	N/A	4.90%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
CFD				284,854		Nominal	Delta
						0.11%	0.11%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
13,061,965			5.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
BlackRock Investment Management (UK) Limited - 13,061,965 (5.01%)

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	BlackRock Regulatory Threshold Reporting Team
14. Contact name:	NICOLETTE HENFREY SVP, DEPUTY COMPANY SECRETARY & HEAD OF CORPORATE LEGAL INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone number:	01895 512 000

Exhibit 99.5

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 09 October 2013 it acquired 168,347 of its own ordinary shares at an average price of 1780.2674 pence per ordinary share. The highest and lowest prices paid for these shares were 1797 pence per share and 1751 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 8,334,409 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 260,594,808.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.6

InterContinental Hotels Group PLC(the "Company")

Transaction in Own Shares

The Company announces that on 10 October 2013 it acquired 186,681 of its own ordinary shares at an average price of 1784.0654 pence per ordinary share. The highest and lowest prices paid for these shares were 1800 pence per share and 1772 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 8,521,090 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 260,408,127.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.7

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 11 October 2013 it acquired 100,000 of its own ordinary shares at an average price of 1802.0653 pence per ordinary share. The highest and lowest prices paid for these shares were 1820 pence per share and 1778 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 8,621,090 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 260,308,127.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.8
InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 14 October 2013 it acquired 80,000 of its own ordinary shares at an average price of 1809.711 pence per ordinary share. The highest and lowest prices paid for these shares were 1818 pence per share and 1807 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 8,701,090 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 260,228,127.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.9
InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 15 October 2013 it acquired 110,000 of its own ordinary shares at an average price of 1836.0074 pence per ordinary share. The highest and lowest prices paid for these shares were 1853 pence per share and 1811 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 8,811,090 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 260,118,127.

For further information, please contact: Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.10
InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 16 October 2013 it acquired 75,000 of its own ordinary shares at an average price of 1848.0233 pence per ordinary share. The highest and lowest prices paid for these shares were 1860 pence per share and 1828 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 8,886,090 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 260,043,127.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.11
InterContinental Hotels Group PLC
(the "Company")

Transaction in Own Shares

The Company announces that on 17 October 2013 it acquired 95,918 of its own ordinary shares at an average price of 1828.4463 pence per ordinary share. The highest and lowest prices paid for these shares were 1841 pence per share and 1820 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 8,982,008 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 259,947,209.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	18 October 2013